UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 1)*
PIONEER BANKSHARES, INC.
(Name of Issuer)
COMMON STOCK, $0.50 PAR VALUE
(Title of Class of Securities)
723618104
(CUSIP Number)
RICHARD T. SPURZEM, P.O. DRAWER R CHARLOTTESVILLE, VIRGINIA 22903 (434) 923-8900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 23, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

_______________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard T. Spurzem
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 73,806
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 73,806
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,806
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

AMENDMENT NO. 1

TO

SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the common stock, $0.50 par value per share (the “Common Stock”), of Pioneer Bankshares, Inc., a Virginia corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 263 East Main Street, P.O. Box 10, Stanley, Virginia 22851.

Item 2.	Identity and Background

(A)	Richard T. Spurzem

(B)	The business address of Mr. Spurzem is P.O. Drawer R, Charlottesville, Virginia 22903.

(C)	Mr. Spurzem is a private investor and owner of Neighborhood Properties, Inc., a real estate development and management company.

(D)	During the last five years, Mr. Spurzem has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the last five years, Mr. Spurzem has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(F)	Mr. Spurzem is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds or other consideration used by Mr. Spurzem in acquiring beneficial ownership of shares of Common Stock are as follows:

•

From June 21, 2005 to May 24, 2007, he purchased an aggregate of 74,406 shares of Common Stock, at per share prices ranging from $17.52 to $30.99. The total price that he paid for such shares was $1,561,498. He used personal funds for these purchases.

•

On October 26, 2005 and May 25, 2006, he sold an aggregate of 600 shares of Common Stock, at per share prices ranging from $18.24 to $20.40. The total price that he received for such shares was $11,168.

Item 4.	Purpose of Transaction

Mr. Spurzem has acquired shares of Common Stock for investment purposes, and such purchases have been made in his ordinary course of business.

In pursuing such investment purposes, Mr. Spurzem may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as he deems advisable to benefit from changes in market prices of such Common Stock, from changes in the Issuer’s operations, business strategy or prospects, or from the sale or merger of the Issuer. To evaluate such alternatives, Mr. Spurzem will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of Mr. Spurzem and other investment considerations. Consistent with his investment research methods and evaluation criteria, Mr. Spurzem may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, Mr. Spurzem’s modifying his ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described below in this Item.

Mr. Spurzem reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions described below in this Item, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by him, in the public market or privately negotiated transactions. Mr. Spurzem may at any time reconsider and change his plans or proposals relating to the foregoing.

On May 16, 2007 and May 25, 2007, Mr. Spurzem sent letters to the President of the Issuer with respect to his interest in the Issuer. Copies of these letters are attached to this Amendment No. 1 to Schedule 13D as Exhibits A and B.

Except as described above or otherwise in this Amendment No. 1 to Schedule 13D, there are no current plans or proposals that Mr. Spurzem may have that relate to or would result in:

(A)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(B)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(C)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(D)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(E)	Any material change in the present capitalization or dividend policy of the Issuer;

(F)	Any other material change in the Issuer’s business or corporate structure;

(G)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(H)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(I)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(J)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(A)	The aggregate number and percentage of Common Stock beneficially owned by Mr. Spurzem is 73,806 shares and 7.3% of the issued and outstanding shares of Common Stock.

(B)	Mr. Spurzem has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified pursuant to paragraph (A) above.

(C)	Mr. Spurzem used personal funds in making the following acquisitions of Common Stock during the past sixty days:

Date	Amount of Common Stock	Price Per Share	Where Effected
May 3, 2007	300	23.04	open market
May 14, 2007	2,000	23.01	open market
May 22, 2007	1,446	23.50	open market
May 23, 2007	300	23.28	open market
May 23, 2007	11,400	23.50	open market
May 24, 2007	8,350	23.49	open market

(D)	Not applicable.

(E)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit A – Letter dated May 16, 2007 from Richard T. Spurzem to Thomas R. Rosazza, President, Pioneer Bankshares, Inc.

Exhibit B – Letter dated May 25, 2007 from Richard T. Spurzem to Thomas R. Rosazza, President, Pioneer Bankshares, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Date: May 25, 2007	/s/ Richard T. Spurzem
Richard T. Spurzem

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

16 May 2007

Thomas R. Rosazza, President

Pioneer Bankshares, Inc.

263 East Main Street

P.O. Box 10

Stanley, VA 22851

Re: SEC Form 13-D Filing

Dear Mr. Rosazza:

I currently own 52,310 shares of Pioneer Bankshares, Inc. representing a 5.1% ownership interest in the Company and I may increase my ownership in the Company.

I e-mailed you on March 10, 2006 and asked if you were available if I visited Stanley. After getting no response from you, on April 12, 2006, I e-mailed you again telling you I owned 33,000 shares and again asking for a meeting with you (and some of the directors, if available). After receiving no response again to the e-mail, I called your secretary to see if I had the right e-mail address. She confirmed that I had and I left a phone message for you. Then, on April 14, 2006, you finally responded by e-mail “I will discuss your interest in meeting with some of our board members when we have our next board meeting.  I would anticipate being back in touch with you in several weeks.” I have never heard back from you.

I have several concerns about how you and the Board are managing the Company including executive and director compensation, dividend policy, and management succession.

Additionally, I would like to know whether or not the Board has recently sought any expert advice on whether or not the interests of shareholders would be best served by continued independence of the Bank. I believe that the Bank (and in turn, its shareholders) has limited growth prospects as it is currently being managed. Given the recent sale of Premier in the upper Shenandoah Valley I-81 corridor and the purchase by Union Bank of 6 branches from Provident, I believe that if Pioneer were to be receptive to a sale/merger offer that it would receive attractive offers from larger banks looking to “fill out” their branch footprint in Central and Western Virginia.

Again, I would like to meet with you so that you can address my concerns.

Sincerely,

/s/ Richard T. Spurzem

Richard T. Spurzem

Exhibit B

May 25, 2007

VIA OVERNIGHT COURIER:

Thomas R. Rosazza, President

Pioneer Bankshares, Inc.

263 East Main Street

P.O. Box 10

Stanley, VA 22851

Re:       Shareholder Information Request

Dear Mr. Rosazza:

The purpose of this letter is to request, in accordance with Sections 13.1-771.C of the Code of Virginia, a list of the name and addresses of each shareholder of Pioneer Bankshares, Inc. (the “Company”), in alphabetical order listing the class and series of shares held by each shareholder.

I currently own 73,806 shares of the Company representing a 7.3% ownership interest in the Company. I have been a record holder of shares since June 21, 2005. The purpose of this request is to allow me to contact fellow shareholders in order to discuss with them recommendations that shareholders may make to the board and management of the Company.

Since we have only recently had a shareholder’s meeting, it is reasonable for the Company to provide me pursuant to Section 13.1-772.B of the Code of Virginia, either a photocopy of such list at the mailing address below or an electronic copy of such list readable by Microsoft Office software or Adobe Acrobat at electronic mail address listed below:

If by mail:

Richard T. Spurzem

P.O. Drawer R

Charlottesville, Virginia 22903

If by electronic mail:

richard@neighborhoodprops.com

Please provide me the list by Monday, June 4, 2007. If you do not believe providing a copy is reasonable, please respond by that date and include in your response (i) the reasons you assert that providing a copy of the list is not reasonable and (ii) the regular business hours and address of the Company’s principal office where I can inspect and copy the shareholder list.

Sincerely,

/s/ Richard T. Spurzem

Richard T. Spurzem